Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
OF FEBRUARY 6, 2012

DATE, TIME AND PLACE:  On February 6, 2012, at 11:00 a.m., at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, 9th floor, in the city and state of São Paulo.

CHAIR:    Pedro Moreira Salles.

QUORUM:    The full complement of members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

The Board of Directors was made aware of the work undertaken and the principal events marking the activities of the Audit Committee in the period as well as the quantitative and qualitative report in relation to the operations of the Ombudsman’s Office, implemented at Itaú Unibanco S.A. as a single organizational component of the Itaú Unibanco Conglomerate.

Subsequently, the account statements for fiscal year 2011 were examined with the purpose of: (i) recommending for approval as documented in the Summary of the Audit Committee’s Report; (ii) favorable opinion of the Fiscal Council; (iii) report without qualification of the Independent Auditors; (iv) declaration of the Executive Board, agreeing with the opinions in the report of the Independent Auditors, the account statements and the management discussion and analysis report for the operation. The Directors thus concluded as to the exactness of all the documents so examined, unanimously approving them and authorizing their disclosure through submission to the CVM – Brazilian Securities and Exchange Commission, BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange, SEC – U.S. Securities and Exchange Commission, NYSE – New York Stock Exchange (USA), Comisión Nacional de Valores and BCBA – Bolsa de Comercio de Buenos Aires (Argentina).

CONCLUSION: There being no further matters on the agenda and no members wishing to raise any further issues, the meeting was declared closed, these minutes being drafted and having been read and approved, were signed by all. São Paulo (SP), February 6, 2012. (signed) Pedro Moreira Salles – Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice Chairmen; Alcides Lopes Tápias, Alfredo Egydio Setubal, Candido Botelho Bracher, Fernando Roberto Moreira Salles, Francisco Eduardo de Almeida Pinto, Gustavo Jorge Laboissiere Loyola, Henri Penchas, Israel Vainboim, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Directors.

ALFREDO EGYDIO SETUBAL Investor Relations Officer